Exhibit (e)(17)

Execution Version

THIS EMPLOYMENT AGREEMENT (hereinafter “Agreement”), is entered into this 15th day of May, 2024, to be effective upon the consummation of the Merger (as defined herein) by and between TSR, Inc., a Delaware corporation, with offices located at 1090 King Georges Post Road, Edison, New Jersey 08837 (hereinafter “Employer” or “Company”), and, Thomas Salerno (hereinafter “Employee”). Employer and Employee are collectively referred to herein as (the “Parties”).

RECITALS

WHEREAS, Employer is a consulting firm which provides IT consulting, staffing, contingent labor, and professional services to individual, business and governmental customers; and

WHEREAS, Employee is employed by the Company;

WHEREAS, Employer is the surviving corporation of the merger between the Company and Vienna Acquisition Corporation (the “Merger”) which was accomplished pursuant to the terms of an Agreement and Plan of Merger, dated May 15, 2024 among Vienna Parent Corporation, Vienna Acquisition Corporation and Target; and

WHEREAS, Employer and Employee desire to enter into this Agreement pursuant to which Employee shall provide management services to Employer as described herein.

NOW, THEREFORE, in consideration of the promises and mutual covenants set forth in this Agreement, the receipt and adequacy of which are acknowledged, the undersigned agree as follows:

1.	Employee’s Duties. Employee shall act as President and CEO of Employer and in such capacity consistent with the duties and responsibilities associated with and related to such position and as otherwise reasonably requested by the board of directors of the Company. Employee shall use his or her best efforts in carrying out Employee’s duties and shall abide by the rules, regulations and policies of Employer pertaining to the performance of such duties.

2.	Term of Agreement. Employee’s employment pursuant to this Agreement shall commence on the date the Merger is consummated (the “Effective Date”) and shall continue until the third anniversary of the Effective Date (the “Initial Term”). At the end of the Initial Term and on each subsequent anniversary of the Effective Date, the term of this Agreement shall be extended for an additional one (1) year ending on the next anniversary of the Effective Date (each, a “Renewal Term”), unless either party provides at least sixty (60) days’ advance written notice prior to the expiration of the then-current Initial Term or Renewal Term to the other party that this Agreement will not be renewed. The Initial Term and any Renewal Term(s) shall collectively be referred to as the “Term of Employment.” During the Term of Employment, Employee is employed at will, subject to the termination provisions set forth in this Section 2.

A.	Severance. In the event that Employer terminates Employee’s employment without Cause, subject to the execution of a release in the form acceptable to the Company (“Release”) within the time frame set forth therein but not more than sixty (60) days following Employee’s “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h) and without regard to any alternate definition thereunder), and not revoking the Release as described therein, Employer shall provide Employee with the following “Severance Benefits”:

i.	continued payment of Employee’s (x) Base Salary and (y) Car Allowance for twelve (12) months, less applicable withholdings and deductions, with payment to commence on the first regular payroll date following the effective date of the Release and continuing thereafter in accordance with Employer’s regular payroll practices for a period of twelve (12) months;

ii.	payment of an amount equal to 50% of the Annual Bonus awarded to Employee in the fiscal year prior to the year in which Employee’s employment is terminated, which shall be paid in approximately equal installments over a period of twelve (12) months in accordance with the Employer’s regular payroll practices, with payments commencing on the Employer’s first regular payroll date following the effective date of the Release; and

iii.	provided Employee timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and continues copayment of premiums at the same level and cost to Employee as if Employee remained employed by the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), continued participation in the Company’s group health plan for Employee and Employee’s eligible dependents at the Company’s expense until the earlier of (x) twelve (12) months following the termination date of Employee’s employment, or (y) the date on which Employee ceases to be eligible for COBRA coverage.

In the event that Employee voluntarily resigns from employment with Employer or is terminated For Cause, Employee shall not be entitled to any compensation following the date of separation other than (i) Employee’s Base Salary earned up through such date, (ii) approved, unreimbursed business expenses in accordance with Company policy; and (iii) obligations owed under the Company’s benefit plans in accordance with their terms as in effect as of the effective date of termination (collectively, the “Termination Entitlement”). For the avoidance of doubt, non-renewal of this Agreement shall not, of itself, constitute a termination of Employee’s employment and, absent further action by Employer or Employee, Employee shall remain an employee at will of Employer following the expiration of this Agreement.

B.	Termination For Cause.

i.	“For Cause” shall be defined as any act constituting fraud, embezzlement, or theft; willful misconduct or gross negligence materially damaging to the Company, its reputation, products, services, or customers; willful failure or refusal to undertake good faith efforts to perform Employee’s duties to the Company (other than any such failure resulting from Employee’s incapacity due to physical or mental impairment); knowing and intentional violation of any law or regulation; knowingly and intentionally making an unauthorized disclosure of any trade secret or confidential information of the Company or a parent or subsidiary.

ii.	Company may terminate Employee’s employment For Cause at any time by giving written notice to Employee setting forth in reasonable detail the nature of such Cause, provided that, any such conduct capable of cure remains uncured for a period of thirty (30) days following receipt of written notice from the Company.

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C.	Termination Without Cause. Employer may terminate Employee’s employment without Cause at any time by providing Employee with written notice. In the event Employee’s employment is terminated by Employer without Cause, subject to Section 2.A of this Agreement, in addition to the Termination Entitlements, Employee will receive the Severance Benefits.

D.	Termination Due to Company’s Material Breach. Employee will have the right, exercisable by written notice to the Company, to terminate Employee’s employment during the Term of Employment, effective thirty (30) days after the giving of notice and a reasonable detail of the nature of the material breach, if at the time of such written notice, the Company shall be in material breach of its obligations hereunder; provided, however, that Employee provides such written notice to the Company within thirty (30) days after the occurrence of such material breach; and provided further, this Agreement and Employee’s employment will not so terminate if within such thirty (30)-day notice period the Company has cured all such material breaches of its obligations hereunder. If such material breach has not been so cured, Employee may elect to treat such breach as a termination of employment by the Company without Cause pursuant to Section 2.C above, and Employee shall be entitled to the rights and benefits provided for therein.

E.	Resignation by Employee. Employee may terminate this Agreement and Employee’s employment hereunder for any reason at any time by providing Employer with (30) days’ prior written notice. In the event Employee voluntarily resigns from employment with Employer other than pursuant to Section 2.D as a result of the Company’s material breach, Employee will receive the Termination Entitlements.

F.	Termination Due to Death or Disability. This Agreement shall terminate upon Employee’s death, and the Company shall not have further obligations hereunder, except that Employee’s estate will be entitled to receive the Termination Entitlement. Because o Employee’s position, if, during Employee’s employment, Employee becomes physically or mentally disabled, whether totally or partially, so that Employee is prevented from performing the material functions of Employee’s position, with or without accommodation, for periods aggregating six (6) months in any twelve (12) month period, the Company will be entitled to terminate Employee’s employment upon written notice to Employee given at any time thereafter during which Employee is still disabled. Employee will thereafter be entitled to receive the Termination Entitlement, and the Company shall have no further obligations hereunder.

3.	Compensation. Employee’s compensation shall consist of the following components:

A.	Base Salary. Employee shall be paid an annual base salary of Three Hundred and Ninety- Five Thousand Dollars ($395,000.00) (“Base Salary”). Employee shall be paid on a biweekly basis, according to Employer’s pay schedule. In the event that Employer makes an overpayment in error, Employee authorizes Employer to withhold the amount overpaid from future pay periods, provided Employer provides written notice in advance detailing the overpayment and otherwise complies with applicable laws governing deductions from wages.

B.	Performance Bonus. The Parties acknowledge and agree that Employee is eligible to receive an Annual Bonus for fiscal year 2024 (“2024 Annual Bonus”) pursuant to the terms of the Employment Agreement between TSR, Inc. and Thomas C. Salerno dated November 2, 2020, along with any addenda thereto (collectively, “Prior Employment Agreement”). Employer agrees to pay Employee any portion of the 2024 Annual Bonus that remains unpaid as of the Effective Date within thirty (30) days following the Effective Date. Beginning in fiscal year 2025 and for each subsequent fiscal year during the Term of Employment, Employee shall be eligible to earn an annual bonus of up to 45% of Employee’s Base Salary in accordance with the terms of the Employer’s applicable bonus program, to be implemented within sixty (60) days following the Effective Date.

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C.	Management Incentive Plan. Employer intends to establish a Management Incentive Plan (MIP) of which Employee shall be a participant. Specific terms and conditions will be defined in the MIP documents, to be finalized and adopted within sixty (60) days of the Effective Date. The MIP is offered and administered in accordance with written agreement(s) and/or applicable plan documents. Employee’s MIP participation will be in the same plan as other Company executives.

4.	Vacation, Sick and Personal Days and Holidays.

A.	Paid Time Off. The Employee shall be entitled to four (4) weeks of paid vacation and an additional five (5) days for sick leave or personal use (collectively, “PTO”). PTO will be granted to the Employee based upon a calendar year which begins January 1st and ends on December 31st. PTO is not eligible for rollover from one year to the next and must be used within the year it was allocated or it will be forfeited. Upon Employee’s voluntary resignation or termination of Employee’s employment For Cause, any remaining unused PTO will be forfeited and will not be paid upon separation.

B.	Holidays. Employee shall be entitled to paid holidays pursuant to the annual holiday schedule adopted each year by Employer.

5.	Fringe Benefits. Employee shall be entitled to participate in such fringe benefit programs as are provided by Employer to similarly situated employees during the term of this Agreement, which benefits currently include participation in Employer’s 401(k), group health, dental, vision and life insurance policy and the Employer’s group short term disability policy. In addition, the Company will provide Employee with a monthly car allowance of $1,800.00 (“Car Allowance”) and monthly stipend for Employee’s personal cellular device in the amount of $120.00.

6.	Expenses. Employer shall pay for or reimburse to Employee, within a reasonable period after presentation of vouchers, receipts or other proof as normally required by Employer, the reasonable and necessary travel, entertainment and other expenses incurred by Employee in carrying out Employee’s duties under this Agreement. Employer shall be the sole determiner of what constitutes reasonable and necessary travel, entertainment and other expenses for purposes of payment for or reimbursement to Employee. Employee shall seek and obtain approval from Employer of any expense which solely or in the aggregate will exceed the sum of $250.00 before incurring such expense. Expense reports are due no later than the 3rd business day following the end of the month. Expense reports must be turned in every month.

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7.	Acknowledgments. Employee acknowledges that Employer is in the highly competitive business of contingent labor. Employee acknowledges that Employer recruits or provides on a temporary or permanent basis technical service personnel (including, but not limited to, such personnel as engineers, designers, drafters, computer programmers, database administrators, systems analysts or other similarly skilled individuals engaged in similar lines of work), business analysts, bookkeeping, accounting, industrial personnel (including, but not limited to, assemblers, warehousemen, shipping/receiving, technicians, or other similarly skilled individuals engaged in similar lines of work), or office support personnel (including, but not limited to, secretaries, data entry personnel, mailroom personnel, administrative assistants, word processors, desktop publishers or other similarly skilled individuals engaged in similar lines of work) for its clients. Further, Employee acknowledges that in the course of Employee’s employment with Employer, Employee (i) will be given access to trade secrets and other Confidential Information (as hereinafter defined); (ii) will participate in the development, execution, and or usage of products, concepts, strategies, methods, or technologies which are related to Employer’s business; (iii) will be given specialized training relating to Employer’s products, processes and/or services; and (iv) will be given access to information regarding Employer’s customers, clients, vendors and other business relationships.

8.	Termination; Non-Disclosure Covenant and Liquidated Damages. This Agreement may be terminated with or without cause by either party; provided however, if Employee is terminated without cause, Employee shall be entitled to the Severance Benefits consistent with and subject to the conditions of Section 2A of this Agreement. If Employee’s employment with the Employer under this Agreement is terminated for any reason, Employer reserves the exclusive right to notify its clients of such termination. Employee shall not, during the term of this Agreement and for the thirty (30) day period following the termination of this Agreement, inform any of Employer’s clients, directly or indirectly, whether through Employee’s own actions or by the actions of anyone acting on the Employee’s behalf, of the termination of this Agreement or Employee’s employment with Employer (hereinafter “Non-Disclosure Covenant”). The Parties agree that it is probable the Employer is likely to suffer damage if Employee breaches the Non-Disclosure Covenant, and that the amount of such damage is not readily ascertainable as of the execution of this Agreement, the Parties agree that a fair and reasonable amount to be paid by the Employee to Employer for damages the Employer will suffer in the event of a breach of the Non-Disclosure Covenant is the sum of One Thousand and 00/100 Dollars $1,000 (“Liquidated Damages”). Employer reserves all legal remedies to collect Liquidated Damages including, but not limited to, the reasonable attorney’s fees, cost and expenses incurred by Employer in collecting the Liquidated Damages.

9.	Restriction on Services and Covenant Not to Compete.

A.	Non-Compete.

i.	From the date of termination of this Agreement (“Termination Date”) until the first (1st) anniversary of the Termination Date (the “Restricted Period”), without prior written approval from Employer, Employee shall not, directly or indirectly, engage in, own, manage, operate, join, control, lend money or other assistance to, or participate in or be connected with, as an officer, director, employee, partner, shareholder, member, consultant, manager, agent or otherwise, a business which provides staffing services in the information technology and financial sectors (the “Restricted Business”) in the geographic area in which the Employer was engaged in business at any time during the twelve (12) months prior to the Termination Date. Geographic area shall include, but not be limited to (a) a 50 mile radius of each office location maintained by the Employer at which Employee worked; (b) the following Metropolitan Statistical Areas: (1) Indianapolis, (2) Cincinnati, (3) Minneapolis-St. Paul; (4) New York City; (5) Edison, New Jersey; (6) Puerto Rico; and (7) India (the “Restricted Area”). Notwithstanding the foregoing, nothing in this Agreement or in the definition of Restricted Business shall prohibit Employee from: (A) performing services for the Employer as an employee or consultant; or (B) making or maintaining passive investments of less than two percent (2%) of the outstanding equity securities in any entity engaged in a Restricted Business listed for trading on any recognized securities exchange or in the over-the-counter markets.

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ii.	Employee hereby acknowledges and agrees that the Restricted Period of time, geographic scope and scope of Restricted Business specified herein are reasonable and necessary in view of the transactions contemplated by this Agreement and the nature of the business in which Employer is engaged as of the Effective Date, and the restrictions set forth in this Section 9 are reasonable and necessary to protect Employer. Employee acknowledges and agrees that Employer would not have entered into this Agreement but for Employee’s agreements and obligations pursuant to this Section 9. If the scope of any stated restriction is too broad to permit enforcement of such restriction(s) to its full extent, then the Parties agree that such restriction shall be enforced and/or modified to the maximum extent permitted by applicable law. The Parties agree that in the event of a breach of this Section 9, the Restricted Period shall be extended with respect to the breaching party by the period of the breach.

B.	Non-Solicitation. During the Restricted Period, for any purpose other than in connection with Employee’s continued employment with Employer, Employee shall not, directly or indirectly:

i.	call upon, solicit, contact or have any communication with any person who is a customer, supplier, licensee, licensor, franchisee, distributor, employee, consultant or other person who is a known business relation of Employer as of the Termination Date, or who was a customer, supplier, licensee, licensor, franchisee, distributor, employee, consultant or business relation of Employer at any time within the twelve (12) month period immediately preceding the end of Employee’s employment with the Employer, if applicable, for the purpose of: (A) diverting or attempting to divert or influence any business of such customer or supplier to any Restricted Business; (B) marketing, selling, distributing, leasing or providing any products or services in competition with the Employer; or (C) otherwise interfering in any fashion with the operations being conducted by the Employer as of the Termination Date or with any operations conducted by the Employer during the Restricted Period; or

ii.	for the benefit of a competing business, solicit for employment, hire or retain any person who is an employee or independent contractor of the Employer within twelve (12) months of the end of Employee’s employment with the Employer, if applicable. This Section shall be applicable only as to those employees or independent contractors who have or had access to or possess any knowledge that would give a competitor an unfair advantage. This Section shall not preclude placement by Employee of advertisements for job openings in any media, including the internet, newspapers and trade journals of general circulation.

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C.	Acknowledgement. Employee hereby acknowledges and agrees that the Restricted Period of time, Restricted Area and Restricted Business specified herein are reasonable and necessary in view of the relationship contemplated by this Agreement. Employee further acknowledges and agrees that the restrictions set forth in this Section 9 are reasonable and necessary to protect the Employer’s interests under this Agreement and to safeguard the value and goodwill in connection with the same. Employee acknowledges and agrees that Employer would not have entered into this Agreement but for Employee’s agreements and obligations pursuant to this Section 9 to protect such value and goodwill. If the scope of any stated restriction is too broad to permit enforcement of such restriction(s) to its full extent, then the Parties agree that such restriction shall be enforced and/or modified to the maximum extent permitted by applicable law. The Parties agree that in the event of a breach of this Section 9, the Restricted Period shall be extended with respect to the breaching party by the period of the breach.

10.	Confidential Information. During the performance of the Employee’s duties under this Agreement, the Employee shall become familiar with various confidential information of the Employer that is not generally known to the public or other third parties which have or could have economic commercial value to the Employer’s business, including but not limited to current and prospective customer and client lists, including client contacts (not including the special accounts), methods, means, processes, know-how, techniques and manners of operating business covered under this Agreement, trade secrets, marketing plans and strategies, advertising material, forms systems, data processing, statistics, pricing information, costing information, customer requirements, trade secrets, propriety software products, financial information, and other knowledge and information pertaining to the operation of the business of the Employer (hereinafter “Confidential Information”). Employee acknowledges that Confidential Information is a valuable, special, and unique asset of Employer, and solely the property of the Employer. The Employee covenants not to disclose, reveal or otherwise divulge any such Confidential Information to any person, company, firm or entity during the term of this Agreement or following its termination, and further covenants to return promptly to the Employer upon termination of this Agreement any records, forms, software, computer software codes, customers lists and addresses, statements, documents or other writings in the Employer’s possession which contain information related to or pertaining in any respect to such Confidential Information. The foregoing confidentiality provision shall not apply to the professional skill set of the Employee existing prior to or developed during the term of this Agreement or to information which is in the public domain. Employee will notify Employer in writing of any circumstances which may constitute the unauthorized disclosure, transfer, or use of Confidential Information. Employee will use Employee’s best efforts to protect Confidential Information from unauthorized disclosure, transfer, or use. Employee will implement and abide by all procedures adopted by Employer to prevent unauthorized disclosure, transfer, or use of Confidential Information.

11.	Covenant Not to Disparage. Neither Employer nor Employee will make or publish any disparaging or derogatory statements about the other or their services provided; about Employer’s products, processes, or services; or about Employer’s past, present and future officers directors, employees and agents. Disparaging or derogatory statements include without limitation negative statements regarding Employer’s business or other practices; provided, however, nothing herein shall prohibit Employee from providing any information as may be compelled by law or legal process.

12.	Injunctive Relief and Independent Covenants. Any violations by the Employee of the covenants contained in Sections 9, 10 or 11 of this Agreement shall be deemed to be a material breach of this Agreement and a wrongful action for which a remedy at law may not available or adequate and shall entitle the Employer to obtain immediate injunctive relief from a court of proper jurisdiction to restrain and prohibit the violation of such covenants, without any requirement to post a bond or other security and without thereby restricting the Employer from any action to collect damages or seek any other available remedy for any such violations.

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13.	Attorneys’ Fees. If any action, at law or in equity, is brought to enforce or interpret this Agreement, the prevailing party shall be entitled to recover reasonable attorney fees from the non-prevailing party, in addition to any other relief that may be awarded.

14.	Reasonableness of Terms. Employee acknowledges and agrees that the restrictive covenants contained in this Agreement restrict Employee from engaging in activities for a competitive purpose and are reasonably necessary to protect Employer’s legitimate interests in Confidential Information and goodwill. Additionally, Employee acknowledges and agrees that the restrictive covenants are reasonable in all respects, including without limitation temporal duration, scope of prohibited activities and geographic areas. Employee further acknowledges and agrees that the restrictive covenants set forth in this Agreement are not intended to deprive Employee of the ability to earn a livelihood without violating any provision of this agreement.

15.	Obligations to Others and Indemnity. Employee warrants that Employee is not bound by the terms of a confidentiality agreement, noncompete agreement or any other legal obligation which would either preclude or limit Employee from fulfilling Employee’s obligations to Employer. While employed by Employer, Employee shall not disclose or use any confidential information belonging to another entity or other person.

16.	No Waiver. The failure of either party to insist in any one or more instances upon performance of any provision of this Agreement or to pursue its rights hereunder shall not be construed as a waiver of any such provisions or the relinquishment of any such rights.

17.	Notices. Notices to the Parties required under this Agreement shall be made in writing by United States certified mail, return receipt requested, postage prepaid, or by personal hand delivery to the respective party at their last known address or any subsequent address provided by notice under the provisions of this paragraph to the other party.

18.	Assignment or Transfer. This Agreement, and the parties’ respective duties hereunder, may not be assigned or transferred by Employee without the written consent of the Company. The Company reserves the right to assign and/or transfer this Agreement at its sole discretion.

19.	Other Agreements. The Employer and Employee represent to each other that this Agreement and the performance of duties and exercise of rights hereunder does not conflict with or violate any other agreement to which either may be a party. This Agreement is intended to replace any prior employment agreements or compensation arrangements between the Parties. To the extent the terms of this Agreement conflict with other terms or policies of Employer, the terms of this Agreement shall prevail.

20.	General Provisions. This Agreement and any amendments hereto may be modified or amended only by a written agreement signed or initialed by both Parties. No action or failure to act on the part of any party shall constitute a waiver of breach hereunder or be used as a defense against the enforcement of any provision herein. In the event any court, administrative agency or other government entity shall determine that any term or provision of this Agreement is invalid or unenforceable, the other terms and provisions of the Agreement shall be construed to accomplish the apparent purpose of this Agreement to the extent possible and those provisions not declared invalid or unenforceable shall remain valid and enforceable. The use of the masculine, feminine or neutral gender throughout this Agreement shall be deemed to include all genders, and the use of the singular shall include the plural, and the plural the singular, unless the context indicates otherwise. The title and paragraph headings are inserted for reference purposes only and shall not be germane to the interpretation or construction of this Agreement.

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21.	Binding Effect. Upon execution by both Parties, this Agreement and the rights, duties and privileges hereunder shall be binding upon and inure to the benefit of the Parties’ respective successors, permitted assigns, heirs and personal representatives.

22.	Compliance with IRC Section 409A. To the extent that payments and benefits in this Agreement are subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), this Agreement is intended to comply with and will be interpreted in a manner intended to comply with Section 409A of the Code. Notwithstanding anything herein to the contrary, if at the time of Employee’s termination of employment with the Company Employee is a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Employee) until the expiration of the six-month period measured from the date of Employee’s separation from service with the Company (or the earliest date as is permitted under Section 409A of the Code). On the first day of the seventh month following the date of Employee’s separation from service, or if earlier, the date of Employee’s death, all payments delayed pursuant to this paragraph (whether they would have otherwise been paid or reimbursed to Employee in a single sum or in installments) shall be paid or reimbursed to Employee in a single sum and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal dates specified for them in this Agreement. In addition, if any other payments of money or other benefits due to Employee hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner that does not cause such an accelerated or additional tax. To the extent any reimbursements or in-kind benefits due to Employee under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to Employee in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code. References herein to a termination of Employee’s employment shall be deemed to refer to the date upon which Employee have experienced a “separation from service” within the meaning of Code Section 409A. The Company shall consult with Employee in good faith regarding the implementation of the provisions of this Section 22.

23.	Governing Law. This Agreement shall be construed under and governed by the laws of the State of Indiana. Any legal proceeding brought to enforce the terms of this Agreement shall be commenced in the Superior Courts in Marion County, Indiana.

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IN WITNESS WHEREOF the parties have set their hands the date first written above as of the 15th day of May 2024.

“EMPLOYER”		“EMPLOYEE”

By:	/s/ John Sharkey	/s/ Thomas Salerno
Name:	John Sharkey	Thomas Salerno
Title:	Sr VP

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Salary Agreement